Exhibit 99.1

December 3, 2022

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please refer to our earlier letters dated July 1, 2022 and September 30, 2022, informing that Wipro LLC (a wholly owned subsidiary of Wipro Limited) has signed a definitive agreement to sell its Preferred Shares to Harte Hanks Inc by way of repurchase of shares.

In continuation to the aforesaid letters, this is to inform that the said transaction has been completed on December 2, 2022.

This is for your information and records.

Thanking You,

For Wipro Limited

/s/ M Sanaulla Khan

M Sanaulla Khan

Company Secretary